TLG Acquisition One Corp.

515 North Flagler Drive, Suite 520

West Palm Beach, FL 33401

January 26, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Ron Alper

Re:   TLG Acquisition One Corp.

Registration Statement on Form S-1 (File No. 333-252032)

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TLG Acquisition One Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 27, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Gerald Spedale at (346) 718-6888.

Sincerely,

TLG ACQUISITION ONE CORP.

/s/ John Michael Lawrie

John Michael Lawrie

Chief Executive Officer

cc: Gerald M. Spedale, Gibson, Dunn & Crutcher, LLP